UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Regulation FD Disclosure.

On August 17, 2026, Baosheng Media Group Holdings Limited (the “Company”) issued a press release announcing that the Company had entered into a strategic acquisition memorandum of understanding with Blue Intelligence Cloud Innovation Technology (Beijing) Co., Ltd., pursuant to which the Company proposes to acquire a 40% equity interest in such entity. The press release as originally disseminated inadvertently included a description of another company in place of a description of the Company in the “About Baosheng Media Group Holdings Limited” section. A corrected version of the press release is furnished as Exhibit 99.1 to this Form 6-K and supersedes the previously disseminated version. No other changes have been made to the press release.

The information set forth herein and in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except in the event that the Company expressly states that such information is to be considered filed under the Exchange Act or incorporates it by specific reference in such filing. The furnishing of this information hereby shall not be deemed an admission as to the materiality of any such information.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Corrected Press Release - Baosheng Pursues Strategic Acquisition of Blue Intelligence Cloud Innovation Technology to Accelerate Its Expansion into AI Marketing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	August 18, 2026